Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-122620


                        WIRELESS AGE COMMUNICATIONS, INC.

                         PROSPECTUS SUPPLEMENT NUMBER 2
                     (To Prospectus dated December 27, 2005)

                                JANUARY 23, 2006

On January 17, 2006, Wireless Age Communications, Inc. (the "Company"), entered into a CAD$1,500,000 (approximately US$1,300,000) financing arrangement with TCE Capital Corporation ("TCE") through its majority owned subsidiary Wireless Age Communications Ltd. ("Wireless Age") and its wholly owned subsidiary Wireless Source Distribution Ltd. ("Wireless Source").

The financing arrangement provides up to CAD$1,500,000 of incremental financing to the Company through factoring of receivables (the "Factoring Facility") and funding secured by inventory (the "Demand Revolving Loan") of Wireless Age and Wireless Source. Pursuant to the terms of the financing arrangement Wireless Age and Wireless Source will discount receivables at CAD$0.67 (approximately US$0.58) per day per CAD$1,000 (approximately US$862) and will pay 24% per annum interest on amounts drawn under the Demand Revolving Loan. Both the Factoring Facility and the Demand Revolving Loan are guaranteed by Wireless Age Communications, Inc. the parent. Pursuant to the terms of the financing arrangement Wireless Age and Wireless Source entered into a General Security Agreement and other customary documentation for a financing facility of this kind.

The Company's CAD$750,000 (approximately US$650,000) line of credit with Scotiabank through its wholly owned subsidiary mmwave Technologies Inc. ("mmwave") remains in place. Management is currently in discussions with other lenders which they believe will result in replacement financing for the TCE financing arrangement and provide the necessary growth working capital financing for fiscal 2006 at commercially improved terms. Proceeds received under the TCE financing arrangement have been primarily used to reduce accounts payable within Wireless Age, Wireless Source and mmwave.


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